

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2002

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Act	1934
Section	
Rule	14A-8
Public Availability	4/3/2002

Re: General Motors Corporation
Incoming letter dated January 28, 2002

Dear Ms. Larin:

This is in response to your letters dated January 28, 2002 and March 7, 2002 concerning the shareholder proposal submitted to General Motors by John J. Gilbert. We have also received letters on behalf of the proponent dated February 8, 2002 and March 22, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John J. Gilbert
29 E. 64th Street
New York, NY 10021-7043

CRGH



General Motors Corporation
Legal Staff

Facsimile (313) 665-4978

Telephone (313) 665-4927

January 28, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the proposal received on December 19, 2001 from John J. Gilbert (Exhibit A) from the General Motors Corporation proxy materials for the 2002 Annual Meeting of Stockholders. The proposal would recommend that the Board of Directors adopt a bylaw setting certain requirements for "golden parachutes."

General Motors intends to omit the proposal under Rule 14a-8(b) on the grounds that the proponent has not demonstrated his eligibility to submit a proposal.

With the proposal, Mr. Gilbert submitted a letter (Exhibit B) stating, "Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting." The letter also designated John Chevedden as Mr. Gilbert's proxy to act on his behalf with regard to the proposal and directed all correspondence to Mr. Chevedden.

According to GM's stock transfer agent, Mr. Gilbert is not listed as a registered owner in the Corporation's stock records. Accordingly, on January 2, 2002, General Motors sent Mr. Chevedden a letter dated December 31, 2001(Exhibit C) stating among other matters that Mr. Gilbert was not identified in the stockholder records as owning at least $2,000 worth of stock for at least one year and requesting evidence of stock ownership in compliance with section (b)(2) of Rule 14a-8. A copy of Rule 14a-8 was enclosed with the letter; a copy of letter was also sent to Mr. Gilbert.

On January 15, 2002, General Motors received a faxed communication from Mr. Chevedden (Exhibit D), which was a print-out of an e-mail message from Brian P. Hogan, who identified himself as "Financial Consultant to Mr. John J. Gilbert." Mr. Hogan stated that Mr. Gilbert had continuously owned sufficient stock "in the name of John J. Gilbert and the Lewis D. and John J. Gilbert Foundation, both of which Mr. Gilbert has authority over." It was not clear if Mr.

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

Hogan's message meant that these named stockholders were registered stockholders; General Motors' stock ownership records, however, do not include either Mr. Gilbert or the Lewis D. and John J. Gilbert Foundation as registered owners. (Mr. Gilbert ceased to be the registered owner of 100 shares in 1997, according to these records.) In addition, these records show that Mr. Hogan also is not a registered owner of the GM stock; he apparently made the assertions in his letter in his capacity as Mr. Gilbert's financial consultant rather than as the record owner.

A written statement of stock ownership must be provided by the record owner of the stock in order to satisfy paragraph (b)(2) of Rule 14a-8. In a recent publication, the Staff reaffirmed this point:

> [Question] Does a written statement from the shareholder's investment advisor verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?
>
> [Answer] The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

Staff Legal Bulletin No. 14 (CF), C.1.c (July 13, 2001). See also Media General, Inc. (February 8, 2001). It does not appear from General Motors' stock ownership records or Mr. Hogan's letter that he is the record owner of the Gilbert stock. Accordingly, the letter from Mr. Hogan does not satisfy the requirements of paragraph (b)(2), so that the proposal may be omitted.

GM currently plans to print its proxy materials at the beginning of April. Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2002 Annual Meeting of Stockholders.

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Encls.

c: John J. Gilbert
John Chevedden

5 – REASONABLE CRITERIA FOR GOLDEN PARACHUTES

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity.]

Submitted by John J. Gilbert, 29 E. 64th Street, New York, NY 10021-7043

Resolved:

General Motors shareholders request reasonable criteria for golden parachutes stated in a bylaw. This includes a shareholder vote on golden parachutes. Golden Parachutes are a lucrative bonus for management after a merger. This vote would apply to golden parachutes in excess of 200% of the senior executive's annual base salary.

This policy includes that Golden Parachutes above 200% of the senior executive's annual base salary are substantially indexed to GM stock performance (and/or the merged company) compared to the S&P 500 Index for the 3 years following merger completion. The S&P 500 Index chart is published on page 22 in this proxy booklet. [The company is requested to insert the correct page number from the 2002 proxy.]

This policy includes that golden parachutes will not be given for a merger with less than 50% change in control. Or for a merger approved but not completed.

Supporting Statements

A respected proxy advisory service said shareholders should have the opportunity to independently evaluate, then approve or reject golden parachutes. This proposal topic won 42% of the sharehlder yes-no vote at Allegheny Energy in 2001.

Golden parachutes need reasonable limits

This is due to the substantial pay executives already receive. Golden parachutes may reduce incentives to maximize shareholder value during merger negotiations because management is guaranteed a parachute.

In the view of certain institutional investors

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions of dollars even if shareholder value has suffered during their tenure.

The magnitude of golden parachutes

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (NYSE: FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 million payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payout to Northrop Grumman executives after the merger with Lockheed Martin collapsed.

Is the company stand on this topic supported by institutional investors?

In reviewing the company stand on this proposal topic, or to any shareholder proposal topic on the 2002 ballot, it may be useful to ask whether the company stand is opposed to the recommendation of some key institutional investors – as it sometimes is.

Respected Independent Guidelines on Golden Parachutes

Institutional investors such as the California Public Employees Retirement System (CalPERS) have recommended shareholder approval of these types of agreements in their proxy voting guidelines at www.calpers-governance.org/principles/domestic/us/page01.asp. Also, the Council of Institutional Investors www.cii.org favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary.

In the interest of linking performance to pay, vote yes:
REASONABLE CRITERIA FOR GOLDEN PARACHUTES
YES ON 5

Brackets "[ ]" enclose text not submitted for publication.

The company is requested to insert the correct proposal number ordered by the time ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

Anne Larin
12-19-01

John J. Gilbert
29 E. 64th Street
New York, NY 10021-7043

FX: 313/556-5108
PH: 313/556-5000

Mr. John F. Smith
Chairman
General Motors Corporation
300 Renaissance Center
Detroit, MI 48265

Dear Mr. Smith and the Directors of General Motors Corporation,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Of course this does not include authority to sell stock. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



John J. Gilbert

12/14/01
Date

cc:
Nancy E. Polis
Corporate Secretary
FX: 313/667-3166
PH: 313/556-5000

DEC 19 2001 14:47 FR GM CORP SECRETARY 313 667 3166 TO LARIN P.03



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

December 31, 2001

BY FEDERAL EXPRESS
John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

General Motors has received the stockholder proposal that you sent by fax on December 19. In addition, we received proposals from William Steiner and John J. Gilbert, each accompanied with a letter identifying are the proponent's designee for dealing with the proposal.

The stockholder records maintained by GM's stock transfer agent do not identify Mr. Steiner or Mr. Gilbert as having owned, continuously for at least one year, General Motors voting stock with a market value of at least $2000.

Please provide me with evidence of stock ownership within 14 days of receiving this letter, in compliance with section (b)(2) of Rule 14a-8 (Question 2) of the SEC's proxy rules. A copy of Rule 14a-8 is enclosed for your information.

Please be sure to include the mail code—482-C23-D24—in my mailing address.

Sincerely,

Anne T. Larin
Attorney

c: William Steiner
John J. Gilbert

Enclosure

From: Hogan, Brian P [PVTC] <brian.p.hogan@rssmb.com>
To: "'jrcheve@earthlink.net'" <jrcheve@earthlink.net>
Date: Tuesday, January 15, 2002 1:11 PM

To Whom It May Concern:

This confirms that Mr. John J. Gilbert has continuously owned more than $2,000.00 worth of General Motors stock (specifically 75 shares) since 11/1/00 in the name of John J. Gilbert and the Lewis D. and John J. Gilbert Foundation, both of which Mr. Gilbert has authority over. There have been no withdrawals since 11/1/00.

Sincerely,
Brian P. Hogan
Financial Consultant to Mr. John J. Gilbert

Post-It® Fax Note 7671	Date / # of pages ▶ [illegible]
To Ann Larin	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310/371-7872
Fax # 313/665-4978	Fax #

313/667-3166



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

March 7, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter responds to a letter dated February 8, 2002 sent by John Chevedden on behalf of John Gilbert, in opposition to General Motors' January 28 request for a no-action letter relating to a stockholder proposal submitted by Mr. Gilbert (copy enclosed).

As described in our earlier letter, General Motors received in response to a request for evidence of stock ownership a faxed copy of an e-mail message signed "Brian P. Hogan, Financial Consultant to Mr. John J. Gilbert". GM believes that it may omit Mr. Gilbert's proposal under Rule 14a-8 on the grounds that it has not received adequate evidence of stock ownership under paragraph (b)(2), which requires a written statement from the record owner of the proponent's securities. Neither John Gilbert nor Brian Hogan is a record owner of GM stock according to the records of General Motors' transfer agent.

While Mr. Chevedden's letter does not state who is the record owner of Mr. Gilbert's stock, he has enclosed a copy of Mr. Hogan's business card, which identifies him for the first time to GM as an employee of Salomon Smith Barney ("Salomon"). Perhaps Salomon is the record owner of Mr. Gilbert's stock, and Mr. Hogan intended to sign his message as a representative of Salomon, but that information has not been provided to GM. Mr. Hogan's letter made no reference to Salomon, and his signature as "Financial Consultant to Mr. John Gilbert" did not indicate that he was acting in any capacity for Salomon. This was not simply a technical oversight—it did not provide the information the proxy rules require.

Rule 14a-8(b) creates a simple procedure that a company may rely on in confirming stock ownership: a record owner, who appears in the company's stock records, states that he is holding securities on behalf of a beneficial stockholder who satisfies the eligibility criteria. Using the information that was furnished to GM, it was impossible to confirm that any record owner in GM's stock records held on behalf of Mr. Gilbert—the stock verification was signed by a person who is not a record owner of GM stock.

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

Mr. Chevedden seems to contemplate a more complex process, and in statements # 10 and 11 apparently chides General Motors for acting as if "all possible interpretations of the broker verification have been exhausted". The proxy rules do not require a company to exhaust all possible interpretations of a proof of stock ownership; they require a clear statement from the record owner. While Mr. Chevedden's letter refers to "broker notification" (#5, 11, 16, 17), a "broker letter" (#6, 15), and a "broker letter from a major brokerage firm" (#7), the letter furnished to GM did not use the word "broker," name any brokerage firm, or appear on the letterhead of any brokerage firm. Statements #6 and 7 implies that a company's stock records include the names of beneficial owners and of individual brokers; GM's stock records, like those of other companies', list only record owners. If the name of the record owner is not provided, GM's transfer agent cannot confirm ownership. The stock ownership letter provided to GM was apparently from the individual broker (although not identified as a broker), who is not a record owner of GM stock. General Motors was not negligent; given the information provided, Mr. Gilbert's stock ownership could not be confirmed.

GM's request for a no-action letter does not imply any lack of respect for Mr. Gilbert. As Mr. Chevedden observes, John Gilbert and his brother Lewis attended and spoke at General Motors' annual meetings for many years, and Mr. Gilbert is be welcome to attend this year's annual meeting. Under General Motors' policy of equal treatment for all stockholder proponents, however, GM consistently requests no-action treatment to omit proposals if the proponent does not satisfy the proxy rules' stock ownership requirements.

Finally, in considering Mr. Chevedden's request for five working days to respond to any GM material, the Staff should note that Mr. Chevedden sent GM a copy of his letter by ordinary mail, postmarked February 21, nearly two weeks after the original was sent to the SEC by UPS Air. Since Mr. Chevedden recognizes the importance of a chance to submit a timely response, we hope that he will treat GM fairly in the future by contemporaneously providing a copy of any correspondence with the SEC.

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Encl.

c: John J. Gilbert
John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 8, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corporation (GM)
Investor Response to Company No Action Request
Golden Parachute Topic
John Gilbert Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to the General Motors Corporation (GM) no action request.
It is believed that GM must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

1) In dealing with distinguished pioneers in corporate governance, Lewis D. Gilbert and John J. Gilbert, the company does not explain or defend whether it has chosen the low road.
2) In the formal session of 1994 General Motors annual meeting the then-Chairman John Smale addressed John Gilbert on the passing of his late brother Lewis D. Gilbert who attended and spoke at many GM annual meetings.
3) Lewis and John Gilbert probably attended dozens of GM meetings during a 5-decade span.
4) A GM employee, who attended the 2001 General Motors annual meeting and has attended more than 20 company annual meetings, has further information on Mr. Gilbert's attendance at General Motors annual meetings.

5) The company has not explained why it cites one of the least likely conclusions based on the Mr. Gilbert's broker verification.
6) That when the company gets a broker letter regarding street name ownership, a reasonable thing for the company to do is to check the company list of shareholders for the names of the persons that the broker holds the stock for.
7) That when the company gets a broker letter from a major brokerage firm, a reasonable thing to do is to check whether the individual broker's name is in the company list of shareholders.
8) The company does not explain why it cannot distinguish between a logical conclusion on stock ownership and a possible, albeit unlikely, question.

9) Implicit in the company claim is that, when least-likely interpretations of the broker verification are possible, it is conclusive that these are the only option.
10) Thus the company sticks with least-likely interpretations and claims it has done its corporate governance job.
11) And that all possible interpretations of the broker verification have been exhausted.

12) Hopefully this methodology is not the norm for creative thinking at General Motors.
13) The company does not explain whether or not this type of creative thinking is consistent with company policy under the new General Motors Vice Chairman Robert Lutz.
14) The company is arguable beginning a renaissance with the appointment of the new GM Vice Chairman Robert Lutz.
15) The company provided no evidence that it would be a company public relation *coup d'état* to exclude a long-standing shareholder based on a broker letter.

16) Broker verification was faxed to the company on January 15, 2002.
17) Broker verification is included as a exhibit.
18) The broker's business card is also included, listing the firm of Salomon Smith Barney.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,



John Chevedden
Shareholder
cc: GM
John Gilbert

Brian P. Hogan
Second Vice President - Investments

212-503-2342
800-323-7788

SALOMON SMITH BARNEY

A member of citigroup

SALOMON SMITH BARNEY INC.
200 Park Avenue, 40th Floor
New York, NY 10166
FAX 212-503-1166

From: Hogan, Brian P [PVTC] <brian.p.hogan@rssmb.com>
To: "'jrcheve@earthlink.net'" <jrcheve@earthlink.net>
Date: Tuesday, January 15, 2002 1:11 PM

To Whom It May Concern:

This confirms that Mr. John J. Gilbert has continuously owned more than $2,000.00 worth of General Motors stock (specifically 75 shares) since 11/1/00 in the name of John J. Gilbert and the Lewis D. and John J. Gilbert Foundation, both of which Mr. Gilbert has authority over. There have been no withdrawals since 11/1/00.

Sincerely,
Brian P. Hogan
Financial Consultant to Mr. John J. Gilbert

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 8, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corporation (GM)
Investor Response to Company No Action Request
Golden Parachute Topic
John Gilbert Proposal

Ladies and Gentlemen:

This is respectfully submitted in response to the General Motors Corporation (GM) no action request.
It is believed that GM must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof.
This includes the burden of production of evidence.

1) In dealing with distinguished pioneers in corporate govemance, Lewis D. Gilbert and John J. Gilbert, the company does not explain or defend whether it has chosen the low road.
2) In the formal session of 1994 General Motors annual meeting the then-Chairman John Smale addressed John Gilbert on the passing of his late brother Lewis D. Gilbert who attended and spoke at many GM annual meetings.
3) Lewis and John Gilbert probably attended dozens of GM meetings during a 5-decade span.
4) A GM employee, who attended the 2001 General Motors annual meeting and has attended more than 20 company annual meetings, has further information on Mr. Gilbert's attendance at General Motors annual meetings.

5) The company has not explained why it cites one of the least likely conclusions based on the Mr. Gilbert's broker verification.
6) That when the company gets a broker letter regarding street name ownership, a reasonable thing for the company to do is to check the company list of shareholders for the names of the persons that the broker holds the stock for.
7) That when the company gets a broker letter from a major brokerage firm, a reasonable thing to do is to check whether the individual broker's name is in the company list of shareholders.
8) The company does not explain why it cannot distinguish between a logical conclusion on stock ownership and a possible, albeit unlikely, question.

9) Implicit in the company claim is that, when least-likely interpretations of the broker verification are possible, it is conclusive that these are the only option.
10) Thus the company sticks with least-likely interpretations and claims it has done its corporate governance job.
11) And that all possible interpretations of the broker verification have been exhausted.

12) Hopefully this methodology is not the norm for creative thinking at General Motors.
13) The company does not explain whether or not this type of creative thinking is consistent with company policy under the new General Motors Vice Chairman Robert Lutz.
14) The company is arguable beginning a renaissance with the appointment of the new GM Vice Chairman Robert Lutz.
15) The company provided no evidence that it would be a company public relation *coup d'état* to exclude a long-standing shareholder based on a broker letter.

16) Broker verification was faxed to the company on January 15, 2002.
17) Broker verification is included as a exhibit.
18) The broker's business card is also included, listing the firm of Salomon Smith Barney.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.

Sincerely,



John Chevedden
Shareholder
cc: GM
John Gilbert

Brian P. Hogan
Second Vice President - Investments

212-503-2342
800-323-7788

SALOMON SMITH BARNEY


A member of citigroup

SALOMON SMITH BARNEY INC.
200 Park Avenue, 40th Floor
New York, NY 10166
FAX 212-503-1166

From: Hogan, Brian P [PVTC] <brian.p.hogan@rssmb.com>
To: "'jrcheve@earthlink.net'" <jrcheve@earthlink.net>
Date: Tuesday, January 15, 2002 1:11 PM

To Whom It May Concern:

This confirms that Mr. John J. Gilbert has continuously owned more than $2,000.00 worth of General Motors stock (specifically 75 shares) since 11/1/00 in the name of John J. Gilbert and the Lewis D. and John J. Gilbert Foundation, both of which Mr. Gilbert has authority over. There have been no withdrawals since 11/1/00.

Sincerely,
Brian P. Hogan
Financial Consultant to Mr. John J. Gilbert

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

March 22, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

General Motors Corporation (GM)
Investor Response to Company No Action Request
Golden Parachute Topic
John Gilbert Proposal

Ladies and Gentlemen:

This responds to the company March 7, 2002 letter.
1) The company expresses surprise at a practice that is typical – a person who is not a record owner of stock (an individual broker) signs a stock verification letter.
2) The company does not disclose whether it received a letter from Mr. Brian Hogan in previous years identifying Mr. Hogan as Mr. Gilbert's broker.
3) Enclosed is Ford Motor Company's 2002 acceptance of Mr. Hogan's verification.
4) General Motors does not verify that it met the 14-day rule to notify Mr. Gilbert of a question on his stock ownership.
5) There is no evidence of whether the GM December 31, 2001 letter, sent by GM on January 2, 2002 constituted notice within the 14-day rule.

6) When the company improves its system of receiving correspondence, the company will not be able to complain about delays caused by its system of receiving correspondence.
7) GM's receiving limitations made it necessary to forward correspondence to the company 2-times in order for it to be received.

The following text is from the February 8, 2002 shareholder response to the company no action request:

This is respectfully submitted in response to the General Motors Corporation (GM) no action request.
It is believed that GM must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

1) In dealing with distinguished pioneers in corporate governance, Lewis D. Gilbert and John J. Gilbert, the company does not explain or defend whether it has chosen the low road.
2) In the formal session of 1994 General Motors annual meeting the then-Chairman John Smale addressed John Gilbert on the passing of his late brother Lewis D. Gilbert who attended and spoke at many GM annual meetings.
3) Lewis and John Gilbert probably attended dozens of GM meetings during a 5-decade span.
4) A GM employee, who attended the 2001 General Motors annual meeting and has attended more than 20 company annual meetings, has further information on Mr. Gilbert's attendance at General Motors annual meetings.

5) The company has not explained why it cites one of the least likely conclusions based on the Mr. Gilbert's broker verification.
6) That when the company gets a broker letter regarding street name ownership, a reasonable thing for the company to do is to check the company list of shareholders for the names of the persons that the broker holds the stock for.
7) That when the company gets a broker letter from a major brokerage firm, a reasonable thing to do is to check whether the individual broker's name is in the company list of shareholders.
8) The company does not explain why it cannot distinguish between a logicalconclusion on stock ownership and a possible, albeit unlikely, question.

9) Implicit in the company claim is that, when least-likely interpretations of the broker verification are possible, it is conclusive that these are the only option.
10) Thus the company sticks with least-likely interpretations and claims it has done its corporate governancejob.
11) And that all possible interpretations of the broker verification have been exhausted.

12) Hopefully this methodology is not the norm for creative thinking at General Motors.
13) The company does not explain whether or not this type of creative thinking is consistent with company policy under the new General Motors Vice Chairman Robert Lutz.
14) The company is arguablebeginninga renaissance with the appointment of the new GM Vice Chairman Robert Lutz.
15) The company provided no evidence that it would be a company public relation *coup d'état* to excludea long-standing shareholder based on a broker letter.

16) Broker verification was faxed to the company on January 15, 2002.
17) Broker verification is included as a exhibit.
18) The broker's business card is also included, listing the firm of Salomon Smith Barney.

Sincerely,



John Chevedden
Shareholder
cc: GM
John Gilbert

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 3, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated January 28, 2002

The proposal relates to golden parachutes.

There appears to be some basis for your view that General Motors may exclude the proposal under rules 14a-8(b) and 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of General Motors's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if General Motors omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Jennifer Gurzenski
Attorney-Advisor